Zodiac Exploration Inc.

TSX VENTURE: ZEX

November 24, 2010

Zodiac Exploration Announces Release of Nine Month Audited Financial Results.

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announces that it has filed its audited financial statements for the nine month period ended September 30, 2010 and management’s discussion and analysis with 2009 year-end comparative statements on SEDAR at www.sedar.com.

Significant items for the nine month period ending September 30, 2010 include the following:

During the period, Zodiac incurred a net loss of $2.6 million and spent $5.3 million on capital expenditures.  Capital expenditures were principally associated with preparation for drilling its initial evaluation well in the San Joaquin Bain in California, land acquisitions and rentals and interpretation of its 3D seismic shoot conducted in the fall of 2009.

During the period Zodiac raised $66.4 million through three separate private placements including a $50 million subscription receipt financing which closed in September 2010.

On September 28, 2010 the reverse take-over of Peninsula Resources Limited (“Peninsula”) was successfully completed, Peninsula was renamed Zodiac Exploration Inc. and on October 6, 2010 the shares of Zodiac Exploration Inc. began trading under ticker “ZEX”.

As at September 30, 2010, Zodiac had $56.9 million in working capital.

Update on Initial Well

Zodiac is planning to spud its initial evaluation well of the Jaguar prospect in mid December.   The Company is in receipt of all required permits, the drilling rig is contracted and the drilling location is currently being built.  The well is designed to mitigate all known risks, obtain important geological and engineering data in order to improve our knowledge of the play and to be potentially sidetracked in the future.  Zodiac's current plan is to extract approximately 300 feet of core, obtain a full suite of modern logs and conduct up to four individual completions to production test the well.  The number of tests and the zones tested will be dependent on the data gathered while drilling the well.  The Company will be paying for 100% of the drilling and completion costs of this well which will satisfy the Company’s earning obligations with respect to the Jaguar prospect.  Additional wells planned for 2011 are expected to be approximately 64% working interest wells for Zodiac.

Upcoming investor conference

Murray Rodgers, Zodiac’s President and Chief Executive Officer, will be presenting at the CanaccordGenuity Global Energy Conference in Miami Beach, Florida, on December 1, 2010 at 2:20 pm ET.  The live webcast presentation will be available at the link below and will be available for 15 days following the presentation:

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac has accumulated  a land base of approximately 80,000 net acres in Kings County California, which includes approximately 16,000 acres pending the closing of an asset acquisition announced on November 3, 2010.  Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects.  The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone and shale package contained in the Vaqueros and Whepley formations referred to as the Jaguar prospect.

Zodiac intends to post an updated presentation to its website on or before November 30, 2010 http://www.zodiacexploration.ca

For more information, please contact

Zodiac Exploration Inc.		Zodiac Exploration Inc.
Murray Rodgers	or	Randy Neely
President & CEO		Chief Financial Officer
(403) 444-7844		(403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws.  All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the closing of the Acquisition.  In particular, this press release contains forward-looking statements with respect to the spudding of a well on the Jaguar prospect and the timing thereof; Zodiac's drilling and completion plans for its initial well to be drilled on the Jaguar prospect; the closing of a previously announced asset acquisition; and, the Company's intention to post an updated corporate presentation on its website.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: general economic conditions in Canada, the United States and globally, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other operational difficulties; the uncertainty of estimates and projections of costs and expenses; unanticipated operating events or performance which can delay exploration plans; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates and the general stability of the economic and political environment in which the Company operates.  Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.